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                            August 25, 2023

       Jennifer Ziolkowski
       Chief Financial Officer
       Vigil Neuroscience, Inc.
       100 Forge Road, Suite 700
       Watertown, MA 02472

                                                        Re: Vigil Neuroscience,
Inc.
                                                            Form 10-K for the
fiscal year ended December 31, 2022
                                                            Filed March 21,
2023
                                                            File No. 001-41200

       Dear Jennifer Ziolkowski:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment. We may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the fiscal year ended December 31, 2022

       Controls and Procedures, page 112

   1. Please confirm that in your future periodic filings, beginning with your September 30,
                                                        2023 Form 10-Q, you
will clearly disclose your conclusion regarding the effectiveness of your disclosure
controls and procedures pursuant to Item 307 of Regulation S-K. Please confirm that your
disclosure controls and procedures were effective for the past two quarters.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              You may contact Jenn Do at (202) 551-3743 or Daniel Gordon at
(202) 551-3486 with
       any questions.
 Jennifer Ziolkowski
Vigil Neuroscience, Inc.
August 25, 2023
Page 2



FirstName LastNameJennifer Ziolkowski   Sincerely,
Comapany NameVigil Neuroscience, Inc.
                                        Division of Corporation Finance
August 25, 2023 Page 2                  Office of Life Sciences
FirstName LastName